Consolidated Statements of Income – unaudited

	Three months ended December 31		Year ended December 31
In millions, except per share data	2020	2019	2020	2019
Revenues	$3,656	$3,584	$13,819	$14,917
Operating expenses
Labor and fringe benefits	755	749	2,723	2,922
Purchased services and material	565	586	2,152	2,267
Fuel	303	406	1,152	1,637
Depreciation and amortization	402	387	1,589	1,562
Equipment rents	97	112	432	444
Casualty and other	123	126	508	492
Loss on assets held for sale (Note 4)	—	—	486	—
Total operating expenses	2,245	2,366	9,042	9,324
Operating income	1,411	1,218	4,777	5,593
Interest expense	(134)	(136)	(554)	(538)
Other components of net periodic benefit income	78	77	315	321
Other income	—	2	6	53
Income before income taxes	1,355	1,161	4,544	5,429
Income tax expense	(334)	(288)	(982)	(1,213)
Net income	$1,021	$873	$3,562	$4,216
Earnings per share
Basic	$1.44	$1.22	$5.01	$5.85
Diluted	$1.43	$1.22	$5.00	$5.83
Weighted-average number of shares
Basic	711.2	715.2	711.3	720.1
Diluted	713.2	717.4	713.0	722.6
Dividends declared per share	$0.5750	$0.5375	$2.3000	$2.1500
See accompanying notes to unaudited consolidated financial statements.

Consolidated Statements of Comprehensive Income – unaudited

	Three months ended December 31		Year ended December 31
In millions	2020	2019	2020	2019
Net income	$1,021	$873	$3,562	$4,216
Other comprehensive income (loss)
Net loss on foreign currency translation	(228)	(104)	(82)	(256)
Net change in pension and other postretirement benefit plans	(20)	(557)	160	(440)
Other comprehensive income (loss) before income taxes	(248)	(661)	78	(696)
Income tax recovery (expense)	(44)	125	(67)	62
Other comprehensive income (loss)	(292)	(536)	11	(634)
Comprehensive income	$729	$337	$3,573	$3,582
See accompanying notes to unaudited consolidated financial statements.

10 CN | 2020 – Fourth Quarter

Consolidated Balance Sheets – unaudited

	December 31	December 31
In millions	2020	2019
Assets
Current assets
Cash and cash equivalents	$569	$64
Restricted cash and cash equivalents	531	524
Accounts receivable	1,054	1,213
Material and supplies	583	611
Other current assets (Note 4)	365	418
Total current assets	3,102	2,830

Properties	40,069	39,669
Operating lease right-of-use assets	435	520
Pension asset	777	336
Intangible assets, goodwill and other (Note 3)	421	429
Total assets	$44,804	$43,784
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other	$2,364	$2,357
Current portion of long-term debt	910	1,930
Total current liabilities	3,274	4,287

Deferred income taxes	8,271	7,844
Other liabilities and deferred credits	534	634
Pension and other postretirement benefits	767	733
Long-term debt	11,996	11,866
Operating lease liabilities	311	379
Shareholders' equity
Common shares	3,698	3,650
Common shares in Share Trusts	(115)	(163)
Additional paid-in capital	379	403
Accumulated other comprehensive loss	(3,472)	(3,483)
Retained earnings	19,161	17,634
Total shareholders' equity	19,651	18,041
Total liabilities and shareholders' equity	$44,804	$43,784
See accompanying notes to unaudited consolidated financial statements.

CN | 2020 – Fourth Quarter 11

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2020	710.2	1.3	$3,692	$(115)	$367	$(3,180)	$18,549	$19,313
Net income							1,021	1,021
Stock options exercised	0.1		6		(1)			5
Settlement of equity settled awards	—	—		6	(6)		—	—
Stock-based compensation expense and other					19		—	19
Share purchases by Share Trusts	—	—		(6)				(6)
Other comprehensive loss						(292)		(292)
Dividends ($0.5750 per share)							(409)	(409)
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041
Net income							3,562	3,562
Stock options exercised	0.8		65		(9)			56
Settlement of equity settled awards	0.6	(0.6)		62	(82)		(37)	(57)
Stock-based compensation expense and other					67		(2)	65
Repurchase of common shares	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts	(0.1)	0.1		(14)				(14)
Other comprehensive income						11		11
Dividends ($2.3000 per share)							(1,634)	(1,634)
Balance at December 31, 2020	710.3	1.3	$3,698	$(115)	$379	$(3,472)	$19,161	$19,651
See accompanying notes to unaudited consolidated financial statements.

12 CN | 2020 – Fourth Quarter

Consolidated Statements of Changes in Shareholders' Equity – unaudited

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at September 30, 2019	715.8	1.7	$3,655	$(156)	$393	$(2,947)	$17,555	$18,500
Net income							873	873
Stock options exercised	0.2		14		(2)			12
Settlement of equity settled awards	—	—		—	(1)		(1)	(2)
Stock-based compensation expense and other					13		—	13
Repurchase of common shares	(3.6)		(19)				(410)	(429)
Share purchases by Share Trusts	(0.1)	0.1		(7)				(7)
Other comprehensive loss						(536)		(536)
Dividends ($0.5375 per share)							(383)	(383)
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2018	725.3	2.0	$3,634	$(175)	$408	$(2,849)	$16,623	$17,641
Net income							4,216	4,216
Stock options exercised	1.1		89		(12)			77
Settlement of equity settled awards	0.5	(0.5)		45	(56)		(61)	(72)
Stock-based compensation expense and other					63		(2)	61
Repurchase of common shares	(14.3)		(73)				(1,627)	(1,700)
Share purchases by Share Trusts	(0.3)	0.3		(33)				(33)
Other comprehensive loss						(634)		(634)
Dividends ($2.1500 per share)							(1,544)	(1,544)
Cumulative-effect adjustment from the adoption of ASU 2016-02 (1)							29	29
Balance at December 31, 2019	712.3	1.8	$3,650	$(163)	$403	$(3,483)	$17,634	$18,041
(1)The Company adopted Accounting Standards Update (ASU) 2016-02: Leases and related amendments (Topic 842) in the first quarter of 2019 using a modified retrospective approach with a cumulative-effect adjustment to Retained earnings recognized on January 1, 2019, with no restatement of comparative period financial information.
See accompanying notes to unaudited consolidated financial statements.

CN | 2020 – Fourth Quarter 13

Consolidated Statements of Cash Flows – unaudited

	Three months ended December 31		Year ended December 31
In millions	2020	2019	2020	2019
Operating activities
Net income	$1,021	$873	$3,562	$4,216
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	402	387	1,589	1,562
Pension income and funding	(56)	(70)	(234)	(288)
Deferred income taxes	115	90	487	569
Loss on assets held for sale (Note 4)	—	—	486	—
Changes in operating assets and liabilities:
Accounts receivable	68	20	158	(7)
Material and supplies	20	(9)	20	(60)
Accounts payable and other	451	166	(49)	(498)
Other current assets	(25)	25	—	5
Other operating activities, net	12	36	146	424
Net cash provided by operating activities	2,008	1,518	6,165	5,923
Investing activities
Property additions	(855)	(1,018)	(2,863)	(3,865)
Acquisitions, net of cash acquired (Note 3)	—	(92)	(8)	(259)
Other investing activities, net	(13)	(7)	(75)	(66)
Net cash used in investing activities	(868)	(1,117)	(2,946)	(4,190)
Financing activities
Issuance of debt	32	713	1,789	1,653
Repayment of debt	(30)	(304)	(1,221)	(402)
Change in commercial paper, net	(434)	(182)	(1,273)	141
Settlement of foreign exchange forward contracts on debt	(13)	(5)	26	2
Issuance of common shares for stock options exercised	5	12	56	77
Withholding taxes remitted on the net settlement of equity settled awards	—	(1)	(48)	(61)
Repurchase of common shares	—	(437)	(379)	(1,700)
Purchase of common shares for settlement of equity settled awards	—	(1)	(9)	(11)
Purchase of common shares by Share Trusts	(6)	(7)	(14)	(33)
Dividends paid	(409)	(383)	(1,634)	(1,544)
Acquisition, additional cash consideration (Note 3)	—	—	—	(25)
Net cash used in financing activities	(855)	(595)	(2,707)	(1,903)

Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash and restricted cash equivalents	(1)	—	—	(1)

Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	284	(194)	512	(171)

Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	816	782	588	759

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,100	$588	$1,100	$588
Cash and cash equivalents, end of period	$569	$64	$569	$64
Restricted cash and cash equivalents, end of period	531	524	531	524

Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$1,100	$588	$1,100	$588
Supplemental cash flow information
Interest paid	$(90)	$(88)	$(551)	$(521)
Income taxes refunded (paid)	$7	$(178)	$(353)	$(822)
See accompanying notes to unaudited consolidated financial statements.

14 CN | 2020 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements

1 – Basis of presentation

In these notes, the "Company" or "CN" refers to, Canadian National Railway Company, together with its wholly-owned subsidiaries.
The accompanying unaudited Interim Consolidated Financial Statements, expressed in Canadian dollars, have been prepared in accordance with United States generally accepted accounting principles (GAAP) for interim financial statements. Accordingly, they do not include all of the disclosures required by GAAP for complete financial statements. In management's opinion, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Interim operating results are not necessarily indicative of the results that may be expected for the full year.
These unaudited Interim Consolidated Financial Statements have been prepared using accounting policies consistent with those used in preparing CN's 2019 Annual Consolidated Financial Statements, except as disclosed in Note 2 – Recent accounting pronouncements and in previous 2020 Notes to the unaudited Interim Consolidated Financial Statements, and should be read in conjunction with such statements and Notes thereto.

2 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) was adopted by the Company during the current year:
ASU 2016-13 Financial instruments - Credit losses (Topic 326): Measurement of credit losses on financial instruments
The ASU requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The new standard replaces the current incurred loss impairment methodology with one that reflects expected credit losses.
The Company adopted this standard in the first quarter of 2020 with an effective date of January 1, 2020. The adoption of this standard did not have an impact on the Company’s Consolidated Financial Statements.

The following recent ASU issued by FASB came into effect during the current year and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. At the end of 2021, banks will no longer be required to report information that is used to determine LIBOR. As a result, LIBOR could be discontinued. Other interest rates used globally could also be discontinued for similar reasons.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The provisions of the ASU are effective starting on March 12, 2020; however, they will only be available until December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company may apply the provisions of the ASU as of the beginning of a reporting period when the elections are made, or prospectively from the date within an interim period that includes or is subsequent to March 12, 2020. The Company currently has outstanding loans and finance lease obligations referencing LIBOR totaling approximately US$325 million that would be affected by the provisions of this ASU. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

The following recent ASU issued by FASB has an effective date after December 31, 2020 and has not been adopted by the Company:

ASU 2019-12 Income taxes (Topic 740): Simplifying the accounting for income taxes
The ASU adds new guidance to simplify accounting for income taxes, changes the accounting for certain income tax transactions and makes minor improvements to the codification. The ASU introduces new guidance that provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax, and provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. In addition, the ASU changes the current guidance by making an intraperiod allocation if there is a loss in continuing operations and gains outside of continuing operations; by determining when a deferred tax liability is recognized after an investor in a foreign entity transitions to or from the equity method of accounting; by accounting for tax law changes and year-to-date losses in interim periods; and by determining how to apply the income tax guidance to franchise taxes and other taxes that are partially based on income.

CN | 2020 – Fourth Quarter 15

Notes to Unaudited Consolidated Financial Statements

The ASU is effective for annual and any interim period beginning after December 15, 2020. Early adoption is permitted.
The Company has evaluated the effects that the adoption of the ASU will have on its Consolidated Financial Statements and has concluded it will not have a significant impact.

Other recently issued ASUs required to be applied for periods beginning on or after January 1, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

3 – Business combinations

2019
Acquisition of intermodal division of H&R Transport Limited
On December 2, 2019, the Company acquired the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R"). The acquisition positions CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers.
The Company's Consolidated Balance Sheets include the assets and liabilities of H&R as of December 2, 2019, the acquisition date. Since the acquisition date, H&R’s results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
The total purchase price of $105 million included $95 million cash paid on the closing date and subsequent consideration of $10 million mostly related to funds withheld for the indemnification of claims, of which $2 million remains to be paid.
The following table summarizes the consideration transferred to acquire H&R, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

December 2
In millions	2019
Consideration transferred
Cash paid at closing	$95
Subsequent consideration (1)	10
Fair value of total consideration transferred	$105
Recognized amounts of identifiable assets acquired and liabilities assumed (2)
Current assets	$10
Non-current assets (3)	84
Non-current liabilities	(1)
Total identifiable net assets (4)	$93
Goodwill (5)	$12

(1)Primarily comprised of funds withheld for the indemnification of claims, of which $2 million remains to be paid.
(2)As at the acquisition date, the purchase price was preliminary and subject to change over the measurement period, permitted to be up to one year from the acquisition date. The Company's purchase price allocation is now final.
(3)Includes identifiable intangible assets of $52 million.
(4)Includes operating lease right-of-use assets and liabilities.
(5)The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is deductible for tax purposes.

Acquisition of the TransX Group of Companies
On March 20, 2019, the Company acquired the Manitoba-based TransX Group of Companies ("TransX"). TransX provides various transportation and logistics services, including intermodal, truckload, less than truckload and specialized services. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.
The Company's Consolidated Balance Sheets include the assets and liabilities of TransX as of March 20, 2019, the acquisition date. Since the acquisition date, TransX's results of operations have been included in the Company's results of operations. The Company has not provided pro forma information relating to the pre-acquisition period as it was not material.
The total purchase price of $192 million included an initial cash payment of $170 million, additional consideration of $25 million, less an adjustment of $3 million in the fourth quarter of 2019 to reflect the settlement of working capital. The acquisition date fair value of the additional consideration, recorded as a contingent liability, was estimated based on the expected outcome of operational and financial targets,

16 CN | 2020 – Fourth Quarter

Notes to Unaudited Consolidated Financial Statements
and remained unchanged since the acquisition date. The fair value measure was based on Level 3 inputs not observable in the market. On August 27, 2019, the additional consideration was paid.
The following table summarizes the consideration transferred to acquire TransX, as well as the fair value of the assets acquired and liabilities assumed, and goodwill that were recognized at the acquisition date:

March 20
In millions	2019
Consideration transferred
Cash paid at closing	$170
Additional cash consideration and other (1)	22
Fair value of total consideration transferred	$192
Recognized amounts of identifiable assets acquired and liabilities assumed (2)
Current assets	$85
Non-current assets (3)	260
Current liabilities	(134)
Non-current liabilities	(77)
Total identifiable net assets (4)	$134
Goodwill (5)	$58
(1)Includes additional cash consideration paid of $25 million less an adjustment of $3 million to reflect the settlement of working capital.
(2)As at the acquisition date, the purchase price was preliminary and subject to change over the measurement period, permitted to be up to one year from the acquisition date. In the first quarter of 2020, based on updated information available to the Company, the fair value of net assets acquired was adjusted to reflect a net decrease to current and deferred income tax balances of $7 million, resulting in a decrease to Goodwill for the same amount. The Company’s purchase price allocation is now final.
(3)Includes identifiable intangible assets of $34 million.
(4)Includes finance and operating lease right-of-use assets and liabilities.
(5)The goodwill acquired through the business combination is mainly attributable to the premium of an established business operation. The goodwill is not deductible for tax purposes.

4 – Assets held for sale

In the second quarter of 2020, the Company committed to a plan and is actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated selling price. The carrying amount of assets held for sale of $90 million is included in Other current assets in the Consolidated Balance Sheet at December 31, 2020. The estimated selling price is based primarily on discounted cash flow projections. These projections are based on Level 3 inputs of the fair value hierarchy and reflect the Company’s best estimate of market participants’ pricing of the assets as well as the general condition of the assets. Had alternative significant Level 3 inputs been used to calculate the estimated selling price at December 31, 2020, the alternative calculation would not have been materially different. The significant assumptions in the valuation model include projected cash flows, discount rate and growth rate. As at December 31, 2020, the criteria for the classification of assets held for sale continued to be met and there was no change in the Company's carrying amount of assets held for sale.

5 – Subsequent events

Normal course issuer bid (NCIB)
On January 26, 2021, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 14 million common shares between February 1, 2021 and January 31, 2022. The Company expects to resume its share repurchases in the first quarter of 2021 under the new NCIB.

Notes and debentures
On January 18, 2021, as a result of lower prevailing interest rates and pursuant to an early repayment option within the Company’s fixed rate debt agreements, the Company repaid in full the seven-year 2.75% Notes due February 18, 2021. The payment consisted of $250 million of principal plus $3 million of accrued interest.

CN | 2020 – Fourth Quarter 17